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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                               USABancShares, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  917289 10-0
           --------------------------------------------------------
                                 (CUSIP Number)

               Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                       Attn: Stephen T. Burdumy, Esq.
                             1401 Walnut Street
                           Philadelphia, PA 19102
                               (215) 568-6060
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 8, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                 Page 1 of 7



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CUSIP No. 917289 10-0                                    Page 2 of 7 Pages
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 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     George M. Laughlin

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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
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 (3) SEC Use Only

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 (4) Source of Funds*

     PF

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                                                      / /
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 (6) Citizenship or Place of Organization

     United States of America

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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                           42,067
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                           42,067
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                0
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                             (11) Aggregate Amount Beneficially
                                    Owned by Each Reporting Person  42,067
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CUSIP No. 917289 10-0                                    Page 3 of 7 Pages
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(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

(13) Percent of Class Represented by Amount in Row (11)               5.7
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(14) Type of Reporting Person*                                         IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT


(1) The percent of class represented by the amount in row 11 reflects the Reporting Person's beneficial ownership of the Issuer's class of Common Stock.

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CUSIP No. 917289 10-0                                    Page 4 of 7 Pages
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                                       SCHEDULE 13D

    This statement (the "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock") of USABancShares, Inc., a Pennsylvania corporation (the "Issuer"). This Statement constitutes an initial filing of
Schedule 13D for George M. Laughlin.

ITEM 1.  SECURITY AND ISSUER

    This Statement relates to the Issuer's Common Stock. The address of the Issuer's principal executive office is One Penn Square, 30 South 15th Street, Philadelphia, Pennsylvania 19102.

ITEM 2.  IDENTITY AND BACKGROUND

    (a) The person filing this Statement is George M. Laughlin.

    (b-c) Mr. Laughlin's business address is 16 Baltimore Pike, Springfield, Pennsylvania 19064. His present principal occupation is as Chairman of Best & Abat's Auto Tags.

    (d) During the last five years, Mr. Laughlin has not been convicted of any criminal proceeding.

    (e) During the last five years, Mr. Laughlin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f) Mr. Laughlin is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On December 8, 1997, Mr. Laughlin purchased (i) five thousand shares (5,000) of Common Stock in an open market transaction at a price of Nine Dollars and Fifty Cents ($9.50) per share for an aggregate purchase price of Forty Seven Thousand Five Hundred Dollars ($47,500), and (ii) five hundred
(500) shares, in an open market transaction, at a price of Nine Dollars and Seventy Eight Cents ($9.78) per share for an aggregate purchase price of Four Thousand Eight Hundred and Ninety Dollars ($4,890) (collectively, the "Shares"). The Shares were purchased using personal funds. On December 19, 1997, Mr. Laughlin purchased two thousand five hundred shares (2,500) of Common Stock in an open market transactions at a price of Ten Dollars ($10.00) per share for an aggregate purchase price of Twenty-Five Thousand Dollars ($25,000).

ITEM 4.  PURPOSE OF THE TRANSACTION

    Mr. Laughlin is a director of the Issuer. Mr. Laughlin purchased the Shares reported herein in order to make an additional substantial equity investment in the Issuer. However, Mr. Laughlin reserves the right to dispose of all or a portion of the Shares and/or to continue to hold the Shares for investment purposes.

    In the future, Mr. Laughlin may purchase additional shares of Common Stock or may sell shares of Common Stock in the open market, in privately-negotiated transactions, or otherwise. Whether Mr. Laughlin, in his individual capacity, purchases or sells any shares of Common Stock in the future, and the amount and timing of any such purchases or sales, if any, will depend on Mr. Laughlin's continuing assessment of pertinent factors, without limitation,

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CUSIP No. 917289 10-0                                    Page 5 of 7 Pages
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the following: regulatory, legal and other considerations; the availability of shares for purchase at particular price levels; the Issuer's business; other business and investment opportunities available to Mr. Laughlin; economic conditions; stock market and money market conditions; the availability and cost of financing; and, other plans and requirements of Mr. Laughlin.

    Except as otherwise described above, Mr. Laughlin does not have any present plans or proposals which relate to, or would result in: (a) an acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the "Board") or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Act; or (j) any action similar to those enumerated above.

    Based upon Mr. Laughlin's position as a director of the Issuer, Mr. Laughlin may be limited in his ability to freely buy and sell Common Stock due to certain constraints which result from the provisions of the Securities Exchange Act of 1934, as amended, concerning such issues as insider trading and short-swing profit recapture. Notwithstanding anything else contained herein to the contrary, the ownership of the Common Stock reported herein and/or further purchases of Common Stock by Mr. Laughlin, if any, could have the effect of 1) perpetuating present management of the Issuer; and 2) further inhibiting business combinations attempted without the prior approval of the Board, unsolicited takeovers and/or changes in control of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a-b) As of January 29, 1998, Mr. Laughlin is the beneficial owner of, and has sole dispositive and voting power with respect to, 42,067 shares of Common Stock (including 6,650 shares issuable upon exercise of immediately exercisable options), which shares constitute 5.7% of the issued and outstanding shares of Common Stock (based on 732,426 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997.

(c) Except for the transactions described in Item 3 above, Mr. Laughlin has not effected any transactions in the securities of the Issuer during the past sixty (60) days.

(d) No persons, other than Mr. Laughlin, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares acquired by Mr. Laughlin.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Of the 42,067 shares of Common Stock beneficially owned by Mr. Laughlin as reported herein, 13,300 shares are registered in the name of his wife and 665 shares are registered in the name of his daughter. With respect to the 13,300 shares in his wife's name, Mr. Laughlin exercises sole voting and dispositive power. With respect to the 665 shares in his daughter's name, Mr. Laughlin exercises sole voting and dispositive power.

    There are no contracts, arrangements, understandings or relationships (legal or otherwise), except as described above, between Mr. Laughlin and any person with respect to any securities of the Issuer, including, but not limited to,

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CUSIP No. 917289 10-0                                    Page 6 of 7 Pages
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transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or division of profits or losses.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    None.

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CUSIP No. 917289 10-0                                    Page 7 of 7 Pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 29, 1998                       /s/ George M. Laughlin
Date                                   ----------------------------------------
                                       George M. Laughlin